INTERCONTINENTAL RESOURCES, INC.
                          15760 Ventura Blvd, Suite 700
                                Encino, CA 91436
                      Tel: 818-325-3848   Fax: 818-325-3849





October 13, 2006


United States
Securities and Exchange Commission
CF/AD2
100 F Street, NE
Washington, D.C. 20549-3561


In connection with responding to your comments, we are providing, a statement acknowledging that:


     o we are responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.




 Very truly yours,


/s/ Matthew Markin
-----------------------
President